Filed by MiniMed Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 001-36820
Participation Exchange Employee Message
Date: September 14, 2026
Subject: Exchange Offer Participation
To: All Employees (Day 1) – Day 2 employees included in MDT email.
Today, Medtronic launched an exchange offer to split off its remaining equity interest in MiniMed. As a reminder, Medtronic currently owns approximately 89.86% of shares of MiniMed’s common stock. This exchange offer (together with related transactions) is the step that separates the rest of MiniMed from Medtronic while transition services remain in place.
Through this exchange offer, Medtronic shareholders can choose to exchange all, some, or none of their Medtronic ordinary shares for shares of MiniMed common stock, subject to the terms of the offer.
If you hold any Medtronic shares, this exchange offer may be relevant to you. Information regarding the effect of the exchange offer on any vested Medtronic shares you hold, including any shares purchased under the Medtronic Employee Share Purchase Plan, on your voluntary participation in the exchange offer, and who to contact for more information, is available at www.dfking.com/MDTSeparation. Please see additional details attached. The exchange offer is not an offer to sell or exchange Medtronic ordinary shares in any jurisdiction in which the offer, sale, or exchange is not permitted. Materials related to the exchange offer will not be distributed to shareholders in the European Economic Area except to ‘qualified investors.’ Please contact your bank or broker with any questions.
Participation is entirely voluntary and a personal decision. Medtronic, MiniMed, or any of their respective directors or officers cannot make any recommendation as to whether you should participate. A prospectus for the exchange offer has been filed with the Securities and Exchange Commission. Please read this prospectus and consult your own advisors before making any decision.
If you do not wish to participate, no action is required.
If you do want to participate you will receive additional information from your bank or broker explaining the exchange offer and the actions you need to take if you wish to opt-in to the exchange offer, except as set forth above.
•If you are vested in a Medtronic Long-Term Incentive (LTI) award that was not converted at the IPO, you may have the choice to participate in the exchange offer.
◦If you have questions regarding your personal LTI awards, reach out to Fidelity Service Center on 800-835-5095 (United States) or click here to contact Fidelity if you are outside the United States.
•If you were a participant in the Medtronic Employee Share Purchase Plan and have retained your Medtronic stock, you have the choice to participate in the exchange offer if shares have satisfied the one year holding period.
This list does not account for all scenarios by which a MiniMed employee may hold Medtronic shares.

Please read all information you receive about the exchange offer and consult with your bank, broker and legal and tax advisors to understand your choices and make the decision that is right for you.
Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic and MiniMed’s anticipated financial results, all other statements in this communication that are not historical facts, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the Securities and Exchange Commission (the “SEC”) including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO, and other exchange offer documents filed by Medtronic or MiniMed, as applicable, with the SEC. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. MiniMed undertakes no obligation to update forward-looking statements or any of the information contained in this communication.
Additional Information and Where to Find It
This communication is for informational purposes only and is neither an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities, nor a recommendation as to whether investors should participate in the exchange offer. There shall be no solicitation, offer, sale or exchange of any securities in any jurisdiction in which such solicitation, offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus (“Prospectus”). The exchange offer is made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Medtronic has filed with the SEC a Schedule TO, which contains important information about the exchange offer.
Holders of Medtronic ordinary shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the Prospectus by clicking on the appropriate link at http://www.dfking.com/MDTSeparation.
Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at +1-877 361-7972 (toll-free for shareholders) or +1-646 845-0146 (banks, brokers, and all others outside the United States).